Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com

Evan M. D’Amico Direct: +1 202.887.3613 Fax: +1 202.530.4255 EDAmico@gibsondunn.com

May 24, 2021

VIA EDGAR

Jay Mumford

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Empower Ltd.
Registration Statement on Form S-4
Filed April 8, 2021
File No. 333-255133

Dear Mr. Mumford:

On behalf of Empower Ltd. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 5, 2021 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-255133) filed by the Company on April 8, 2021 (the “Registration Statement”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below correspond to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”). We have enclosed a copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement.

Questions and Answers

Do any of Empower’s directors or officers have interests that may conflict..., page 5

1.

Please expand your disclosure in this section to include the detailed disclosure that is provided beginning on page 115. Please quantify the out-of-pocket expenses referenced on page 116. In addition, please include the PIPE investors in your disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure for the section entitled “Interests of Certain Persons in the Business Combination” in the Registration Statement to (i) quantify the out-of-pocket expenses and (ii) discuss the participation of MidOcean Partners V, LP, an affiliate of the Sponsor in the PIPE Financing; revised disclosure is found on page 124 of Amendment No. 1. The Company has also expanded disclosure to the above referenced “Question and Answer” to include the details provided in the section entitled “Interests of Certain Persons in the Business Combination,” including the quantification of out-of-pocket expenses and participation of an affiliate of Sponsor in the PIPE Investment; revised disclosure is found on pages 6 and 7 of Amendment No. 1.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • Sao Paulo • Singapore • Washington, D.C.

  Jay Mumford

  May 24, 2021

Information about Holley, page 15

2.

It is unclear how you identify your addressable market. Please clarify how the EFI, Electronic Tuning, Electronic Ignition, Carburetor, Safety and Exhaust categories are defined, how many other categories are in the performance parts market and how much of the $34 billion performance segments those categories represent. For example, we note on page 180 you describe “Other Aftermarket Parts” representing $25 of the $34 billion includes products such as wheels and tires, suspension, steering, chassis and drivetrain parts, but it is not clear that you address that submarket.

Response:

The Company respectfully acknowledges the Staff’s comment regarding Holley’s addressable market and has revised its disclosure on page 187 of Amendment No. 1 accordingly.

The Company respectfully acknowledges the Staff’s comment regarding the categories comprising the performance automotive aftermarket parts industry and has revised its disclosure on pages 188 and 189 of Amendment No. 1 accordingly.

3.	With a view towards disclosure, please identify the third party study conducted in October 2020 and tell us whether it was prepared for you.

Response: The Company acknowledges the Staff’s Comment and supplementally advises the Staff that Sentinel Capital Partners, L.L.C. (“Sentinel”), Holley’s majority shareholder, commissioned the third-party study conducted in October 2020 (the “Report”). Under the terms of the engagement letter pursuant to which the Report was prepared, the Company is not permitted to publicly disclose the name of such third party (the “Consultant”) in its Registration Statement. While other leading consulting firms were considered for the project, Sentinel’s decision to engage the Consultant was based on the Consultant’s public regard as a market-leading consulting firm. The Consultant has particular experience in the auto industry; according to the Consultant, its auto core team has more than 700 members who have collectively worked on more than 1,800 projects globally within the past five years. The engagement was negotiated at arms’-length on terms consistent with industry standards.

4.

You state you offer products “our diverse community of more than 15 million individuals in the United States.” It is unclear whether that number represents your current customer base, or your potential addressable market. Please clarify.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clarify that such individuals represent Holley’s potential addressable market. Please see pages 17 and 187 of Amendment No. 1.

5.	We note your three bullet points describing your strategies to drive growth and value to shareholders. Please balance this disclosure to describe risks your business faces.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 17 and 18 of Amendment No. 1.

  Jay Mumford

  May 24, 2021

Risk Factors

Summary of Risk Factors, page 43

6.	Please revise this paragraph, or the preceding paragraph, to clarify that you have provided a discussion of the material risks.

Response: The Company acknowledges the Staff’s comment and has revised the first and second paragraphs to the “Risk Factors” section to clarify that the “Summary of Risk Factors” and “Risk Factors” sections discuss the material risks. Revised disclosure is found on page 45 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 74

7.

Please expand your introductory paragraph on page 74 to include the accounting treatment of the business combination such that it will be accounted for as a reverse recapitalization in accordance with US GAAP. Your revised disclosure should be similar to the level of detail provided on page 29 with respect to the business combination. In addition to the reverse recapitalization transaction, we note your pro forma balance sheet and income statement also give effect to financing transactions from: (1) the sale of 24 million shares of common stock for an aggregate purchase price of $240 million to the PIPE Investors, (2) the sale of 5,000,000 Empower Units to the A&R FPA Investor for $50 million, and (3)the partial repayment of Holley’s debt in the amount of $100 million from the PIPE proceeds. These financing transactions appear to be separate material transactions from the business combination. If so, please revise your introductory paragraph to describe each item separately and revise your pro forma balance sheet and income statement to show them separate from the reverse acquisition in accordance with Rule 11-01(a)(8) of Regulation S-X. If you do not believe the guidance applies, please explain why. Refer to the amended rules under Article 11.

Response: The Company acknowledges the Staff’s comment and has revised the first paragraph on page 79 of the Registration Statement to include a discussion of accounting treatment of the Business Combination. Additionally, the Company has modified the pro forma balance sheet and income statement to include separate columns for each material financing transaction as described above.

Notes to Unaudited Pro Forma Condensed Combined Financial Information Note 1 - Basis of Presentation, page 78

8.

We refer you to the third paragraph on page 78. Your disclosure refers to the objectives of the preparation requirements under the legacy pro forma rules and are no longer applicable under the amended rules. Please revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the third paragraph on page 83 of Amendment No. 1.

4. Net Income Per Share, page 84

9.

Please revise to include your computation of net income per share and your calculation of weighted average shares outstanding for basic and diluted net income per share. Additionally, revise your footnote to include common stock equivalents, if any, that were excluded from the computation of pro forma diluted net loss per share because including them would be anti-dilutive.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 90 of Amendment No. 1.

  Jay Mumford

  May 24, 2021

Note 3 - Pro Forma Adjustments

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 84

10.

We refer you to footnote (AA). Please revise to disclose your calculation of the adjustment to interest expense in the amount of $9,513 for estimated changes in historical interest expense following the partial repayment of the existing debt of $100 million.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 89 of Amendment No. 1.

11.	We refer you to footnote (AC). Please revise to provide your computation of the pro forma adjustment to income tax expense in the amount of $2,524.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 89 of Amendment No. 1.

Background of the Business Combination, page 93

12.

You state in the last paragraph on this page that Empower conducted due diligence which included review of the business’ projected financials. We note also that the investor presentation included in your 8-K filed March 12, 2021 appears to contain some projections. Please revise the proxy statement/prospectus to include a detailed discussion of the projected financial information.

Response: The Company acknowledges the Staff’s comment and has included a discussion of the board of director’s review and consideration of the projected financials provided by Holley prior to entering into the Merger Agreement. Revised disclosure is found on pages 121 and 122 of Amendment No. 1. The Company has also included a risk factor on page 72 of Amendment No. 1 regarding the use of such projections.

U.S. Federal Income Tax Considerations, page 151

13.

We note that counsel will file the tax opinion by amendment. Please file it as Exhibit 8.1 instead of Exhibit 5.2. If counsel elects to file a short form opinion, both the opinion and the information in the proxy statement/prospectus must state clearly that this discussion constitutes counsel’s opinion. Please revise your prospectus disclosure to provide a firm conclusion regarding the treatment of the transaction under Section 368 and remove the assumption that certain tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Gibson, Dunn & Crutcher LLP, tax counsel to the Company, has provided a tax opinion attached to Amendment No. 1 as Exhibit 8.1, and that the Company has revised the disclosure beginning on page 162 of Amendment No. 1, consistent with the disclosures for similar transactions, to clarify that Gibson, Dunn & Crutcher LLP is providing a “will” level opinion that the Domestication will qualify as a “reorganization” under Section 368, which opinion supports the assumptions described in the disclosure.

  Jay Mumford

  May 24, 2021

Overview, page 177

14.

We note your percentages of products introduced in the last five years. It is unclear why you have included the footnote disclosure that “Vitality figures do not include Simpson, Drake or Detroit Speed; Quickfuel excluded from 2019 figure.” This footnote would appear to undercut the significance of the statement made. Please clarify why including the twelve footnote disclosures in this section are necessary and appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the footnoted disclosure in the “Information About Holley” section to present such data for the applicable period covered on either (a) an actual basis or (b) in the case of sales data, on a pro forma basis after giving effect to Holley’s 2020 acquisitions of Drake, Simpson and Detroit Speed as if each had occurred on January 1, 2020. Please see pages 185 and 189 through 194 of Amendment No. 1.

Resellers, page 185

15.

We note your disclosure that your largest customer represents 22% of your sales. Please tell us whether you believe you are substantially dependent on this customer or the other resellers discussed in this section. If so, please identify the customer or customers and tell us what consideration you have given to filing your agreements with these entities as material contracts under Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not substantially dependent on this one reseller and does not believe that it is required under Item 601(b)(10) of Regulation S-K to file these agreements. Pursuant to Item 601(b)(10) of Regulation S-K, a contract is a material contract if it is material to the registrant and entered into outside of the ordinary course of business. The customer referred to in this disclosure is a reseller of Holley’s products and the Company has revised the applicable disclosure to clarify the relationship between Holley and such reseller. Please see page 194 of Amendment No. 1. Accordingly, the Company respectfully advises the Staff that agreements between Holley and its resellers are standard, ordinary course arrangements in Holley’s industry. Pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, even if a contract is entered into in the ordinary course of business, it will need to be filed if it is deemed to fall within the categories set forth in subsections (A) through (D) thereof. The categories specified in Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to Holley’s arrangements with its resellers. With respect to Item 601(b)(10)(ii)(B), the Company respectfully advises the Staff that it believes Holley’s relationship with the reseller referenced in your comment is easily replaceable by Holley on substantially similar terms as those currently in place with such reseller. As such, the Company does not believe that Holley is “substantially dependent” upon the agreements governing this relationships and therefore such agreements are not material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management of New Holley, page 215

16.

We note that you indicate in the table on page 216 that Holley Intermediate Holdings, Inc. will hold 48.94% of the shares after the business combination. However, we note your disclosure elsewhere in the proxy statement/prospectus, including in the diagram on page 23, that Holley Parent Holdings LLC will hold 48.94% of the shares and may be the controlling shareholder. It also appears from the diagram that Holley Intermediate Holdings, Inc. will be a wholly owned subsidiary of the registrant. Please revise to clarify and ensure that the table clearly identifies the possible controlling shareholder.

Response: The Company acknowledges the Staff’s comment and has corrected the beneficial ownership table on page 216 of the Registration Statement (page 231 of Amendment No. 1) to clarify that Holley Parent Holdings LLC, not Holley Intermediate Holdings, Inc., will hold 48.94% of the shares of the Company following the Business Combination.

  Jay Mumford

  May 24, 2021

Audited Consolidated Financial Statements of Holley Intermediate Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-23

17.

You state that you distribute your products to customers primarily in the United States, Canada and Europe. We also you have locations in North America, Canada, Italy and China. In this regard, please revise to include the disclosures required by ASC 280-10-50- 41 regarding geographical information about revenues and long-lived assets or tell us why                you do not believe you are required to do so.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-62 (“5. Property, Plant and Equipment, Net”) and F-64 (“7. Revenue”) of Amendment No. 1.

Note 8. Income Taxes, page F-37

18.

We note from your income taxes policy footnote at the top on page F-27 that you filed income tax returns in U.S. federal jurisdictions and various foreign and state jurisdictions. We also note from the table on F-37 you recognized current income tax expense from foreign jurisdictions in each of the period presented. In this regard, please revise your income tax footnote to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign in accordance with Rule 4-08(h) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-65 (“7. Taxes”) of Amendment No. 1.

*    *     *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/Evan M. D’Amico

Evan M. D’Amico

EMD